OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         January 26, 2006                FACSIMILE: 212.451.2222

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                                                  EMAIL: JSPINDLER@OLSHANLAW.COM

BY FACSIMILE & FEDERAL EXPRESS
------------------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: Michael K. Pressman

                   Re:       FOX & HOUND RESTAURANT GROUP
                             SCHEDULE TO-T FILED JANUARY 6, 2005, AS AMENDED
                             BY NEWCASTLE PARTNERS, L.P. ET AL.
                             FILE NO. 5-52069
                             ---------------------------------------------------

Ladies and Gentlemen:

         On behalf of  Newcastle  Partners,  L.P., a Texas  limited  partnership
("NEWCASTLE"),  Steel  Partners II, L.P., a Delaware  limited  partnership,  F&H
Acquisition  Corp., a Delaware  corporation,  NPSP Acquisition Corp., a Delaware corporation,  (together,  the  "OFFERORS"),  transmitted  herewith for filing is
Amendment No. 2 to Schedule TO-T ("AMENDMENT NO. 2"). We acknowledge  receipt of the letter of comment  dated January 23, 2006 from the  Securities  and Exchange
Commission (the "COMMISSION LETTER") with regard to the above referenced matter.
We have  reviewed  the letter  with the  Offerors  and the  following  are their responses to the Commission  Letter. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

OFFER TO PURCHASE

WILL THE OFFER BE  FOLLOWED  BY A MERGER IF ALL THE FOX & HOUND  SHARES  ARE NOT
TENDERED IN THE OFFER?

1.   Please clarify under what  circumstances a second-step merger will not take place if you acquire a majority of the outstanding shares.

     The Offerors have made the requested clarification by revising the language in the second sentence of such paragraph.

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U.S. Securities and Exchange Commission
January 26, 2006

ACCEPTANCE FOR AND PAYMENT, PAGE 7

2.   Clarify under what  circumstances  you could,  consistent  with  applicable securities laws,  delay acceptance or payment for shares without  extending the offer. In that regard, you should discuss,  at a minimum,  the delay in payment potentially associated with the "liquor condition" and the "Section
     203 condition."

     The Offerors have made the requested clarification by inserting language at the end of the first  paragraph of Section 2 indicating  that the Purchaser does not presently intend to seek to assert conditions after the expiration date of the offer.

3.   We  note  your  statement  that  you  may  assign  to one or  more  of your affiliates  to  purchase  shares  tendered  pursuant  to the Offer.  Please confirm  that if you  transfer or assign  purchase  rights  pursuant to the offer to an affiliate,  you will identify such  affiliate as a bidder on an amended  Schedule TO and extend the offer so that at least 10 business days remain from the time you amend until closing.

     The  Offerors  hereby  confirm that if the  Purchaser  transfers or assigns purchase  rights  pursuant to the offer to an  affiliate,  it will identify such  affiliate as a bidder on an amended TO an extend the offer so that at least 10 business days remain from the time it amends until closing.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS, PAGE 18

4.   Rather than refer to  "certain"  tax  consequences  in your heading and the disclosure that follows,  please refer to "material" tax  consequences.  In addition,  please delete  reference to your  discussion  being "for general information only." Investors are entitled to rely upon your disclosure.

     The Offerors have made the  requested  revisions by replacing the reference to "Certain"  with  "Material" in the heading to Section 5, by deleting the reference to the tax discussion being "for general information only" and by inserting "material" to the second sentence of Section 5.

CONDITIONS OF THE OFFER, PAGE 18

5.   Refer to subpart  (ix) and the last  paragraph of this  section.  We do not object to the  imposition of  conditions  in a tender offer,  provided that they are not within the  direct or  indirect  control of the issuer and are specific  and capable of  objective  verification  when  satisfied.  Please revise your condition so that action or omission by Parent or the Purchaser cannot trigger the condition.

     The Offerors have made the requested  revision by deleting the reference to
     "(including any action or omission by Parent or the Purchaser)".

6.   We note your  statement  that the  failure to  exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is  triggered,  you will make a  secondary  determination  as to whether to

U.S. Securities and Exchange Commission
January 26, 2006

     proceed  with the  tender  offer.  Please  note  that when a  condition  is triggered  and an  offeror  decides to proceed  with the offer  anyway,  we believe that this decision constitutes a waiver of the triggered condition.
     As you are aware,  the waiver of a material offer  condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional  offer  materials.  Please  confirm to us the issuer will not rely on this  language to tacitly waive a condition of the offer by failing to expressly assert it. In that regard, please clarify whether the existing competing offer has triggered any of the applicable conditions.

     The Offerors  confirm  that they will not rely on this  language to tacitly wave a  condition  of the offer by  failing  to  expressly  assert  it. The
     Offerors have added language to clarify that the existing  competing  offer has not triggered any of the applicable conditions.

7.   We note your statement that "each such right may be asserted at any time or from time to time."  Please  revise to  clarify  that you may not  assert a right after expiration of the offer.

     The Offerors have made the requested revision by adding language to clarify that any such rights may not be asserted after the  expiration  date of the offer.

8.   We note your statement that any  determination  you make will "be final and binding on all  parties."  Please  revise this  sentence to more  precisely define its scope. It appears that your  interpretation  of the terms of the tender offer may not  necessarily be final and binding on all parties.  For example, while you may assert an offer condition when it is triggered, when parties contest asserted  conditions,  the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

     The Offerors have made the requested revision by adding language indicating that any such determination is subject to the tendering stockholder's right to bring any  dispute  with  respect  thereto  before a court of  competent jurisdiction.

LIQUOR APPROVALS, PAGE 23

9.   Please  significantly  expand this section to discuss the  required  Liquor approval. You should address in the number and types of approvals that must be sought. In addition,  you should discuss the steps that must be taken to receive  these  approvals  and the time frame  necessary  to  receive  such approvals.

     The Offerors  have  eliminated  the condition  relating to required  Liquor approval. Thus, no additional language has been added to this section.

         Please direct any questions or comments  concerning  Amendment No. 2 or this response to the undersigned at (212) 451-2307.

                                              Very truly yours,

                                              /s/ Jeffrey Spindler
                                              Jeffrey Spindler

Enclosure